805 SW BROADWAY SUITE 1500 PORTLAND, OR 97205 503.226.1191 PHONE 503.226.0079 FAX

January 27, 2025	503.226.8636 Direct apear@buchalter.com

Jeffrey Gabor/Isabel Rivera

Office of Real Estate & Construction

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 4 Filed November 25, 2024 File No. 024-11984

To Whom it May Concern:

On behalf of Iron Bridge Mortgage Fund LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter dated January 10, 2025 relating to the above-captioned Offering Statement on Form 1-A (the “Offering Statement”). The Staff’s comments are set forth below along with the Company’s response to each comment. Capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Offering Statement.

Post-qualification Amendment No. 4 to Offering Statement on Form 1-A filed November 25, 2024

Offering Circular Summary, page 2

COMMENT:

1.	We note your revision in response to prior comment 9. Please revise your summary to clearly disclose the management fees for the last two fiscal years.

RESPONSE: We have updated our Offering Summary as requested.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 2

Distribution Reinvestment, page 3

COMMENT:

2.	We note your response to prior comment 5 and are still considering the mechanics of your dividend reinvestment program and may have further comments.

RESPONSE: Please let us know if you have any further comments. We welcome the opportunity to discuss any further concerns the Staff may have.

Business

Calculation of NAV, page 44

COMMENT:

3.

We note that your response to prior comment 3 includes disclosure about the company's use of NAV and its NAV per unit as of September 30, 2024 and October 31, 2024. Please provide us, on a supplemental basis, with a template for your NAV disclosures and additional information of when the company began to use NAV.

RESPONSE:

Please find enclosed the template intended to be used for NAV disclosures as Exhibit A to this letter. We have also added these to our Offering Statement, and we will file updated disclosures on at least a quarterly basis.

We use NAV solely for the purposes of our newly modified redemption program, and we began using the concept of “NAV” upon the effective date of the most recent amendment to our Third Amended and Restated Operating Agreement, which implemented the changes to our redemption program, November 25, 2024 (“NAV Effective Date”).

Prior to this shift to NAV, the price we paid for Units under our redemption program was based on the amount of Unreturned Capital Contribution of such Units being redeemed.  We had initially adopted this methodology during the time when the Company was a limited liability company taxed as a partnership.   The Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Code, commencing with its taxable year ending December 31, 2022, but did not change the terms of its redemption program at that time.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 3

Commencing on the NAV Effective Date, the Company began using the “share-based” accounting methodology to calculate NAV. Because the Company’s assets are generally “held to maturity” in the case of mortgage loans receivable secured by real estate, or “held for sale” in the case of REO assets, the value of Units generally do not change due to appreciation or depreciation of investments. The value of a Unit generally increases intra-month due to accrued but undistributed profits earned from net interest income on mortgage loans or short-term capital gains or losses from the sale of REO assets. At month end, net profits are generally (though not necessarily) distributed to Unitholders. A Unitholder who elects cash distribution will receive monthly profit distributions in cash, and a Unitholder who elects reinvestment will purchase additional Units at $1.00 per Unit. After monthly net profits have been distributed, the value of each Unit returns to $1.00 per Unit.

Assuming an offering price of $1.00 per Unit, and assuming we continue our practice of distributing net profits to the Members on a monthly basis, the NAV per Unit and the Unreturned Capital Contribution of such Units would be equal, because of the netting effect of the monthly profit distribution accrual and payment described above.  However, given that the Company may change the offering price of its Units in the future or its distribution practices may change, this may not always be the case.   As NAV appears to be the metric most commonly adopted by non-traded REITs in their redemption programs, we believed this shift would be valuable for investor communications.

General

COMMENT:

4.

We note that your response to prior comment 20 relating to the Investment Company Act of 1940 (the “Investment Company Act”) did not address any subsidiaries. Please confirm that you have no subsidiaries.

RESPONSE:  The Company does not currently have any subsidiaries.

COMMENT:

5.	We note that, in your response to prior comment 20, you state that you attached your balance sheet as of September 30, 2024. Please provide this balance sheet as no such attachment was filed.

RESPONSE: Please see Exhibit B to this response letter.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 4

COMMENT:

6.

In prior comment 20, we asked for a detailed legal analysis of your reliance on Section 3(c)(5)(C) of the Investment Company Act. However, you only provided analysis relating to subpart (C). Please provide similar analysis in the context of the introduction to Section 3(c)(5) (i.e., “Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates…”).

RESPONSE:

Per our previous letter to the Staff on November 25, 2024 (the “Previous Response Letter”), responding to the Staff’s previous comments, applying the factors considered in In re Tonopah Mining Co. (26 SEC 426 at 427 (1947)), the Company would be an investment company, within the meaning of Section 3(a)(1)(A) of the Investment Company Act, were it not exempted from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Regardless of the foregoing however, as discussed in the Previous Response Letter, the Company is exempted from the definition of “investment company” under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5) of the Investment Company Act provides:

“Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

As discussed in the Previous Response Letter, by virtue of engagement in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, the Company is primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

The Company is also “not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.” The Units offered are also not “redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.”

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 5

Redeemable Securities

Under Section 2(a)(32) of the Investment Company Act of 1940 (the “Investment Company Act”), “redeemable security” means:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Because our Unitholders are subject to certain restrictions on redemptions from the Company, as described in the Offering Statement, we believe that the Units do not meet this definition of redeemable securities.

Entitlement to Payment Upon Presentation of the Security

Members1 are not “entitled” to receive payments for their Units “upon presentation to the issuer,” as required by the definition.

First, the Company’s Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, subject to 10 days’ notice to the Members, for any reason, including to protect the Company’s operations and our non-redeemed Members, to prevent an undue burden on the Company’s liquidity, or following any material decrease in our NAV.  The Manager shall further be entitled to reject a Redemption Request, limit the amount to which a Redemption Request applies or otherwise modify the terms of satisfying a Redemption Request to the extent the Manager determines necessary or advisable to ensure or maintain the status of the Company as a REIT or avoid any U.S. federal income or excise tax.  The Company’s mortgages and real properties will not be liquidated to meet Member requests for redemption, but rather will be liquidated only for purposes of meeting investment objectives.  The Staff has cited in previous no-action letters that a Company’s lack of obligation to redeem securities as a result of liquidity concerns or tax qualification purposes as one of the factors that indicates a security is not a “redeemable security” for purposes of this definition.  See U.S. Prop. Inv., N.V., 1989 SEC No-Act. LEXIS 641 (May 1, 1989); Embarcadero Mortgage Fund I, publicly available November 5, 1986; Breen Mortgage Fund I, publicly available January 20, 1988.

 _______________________

1We believe that the definition of redeemable security contained in Section 2(a)(32) of the Investment Company Act is intended to apply only to redemptions initiated by the holder of securities and not to optional redemptions by an issuer.  While it is possible to construe Section 2(a)(32) as applicable to optional issuer redemptions because “presentation” of the Units presumably would be necessary in order for Member to receive its optional redemption payment, we believe that this would be a strained and artificial interpretation of a provision clearly intended to apply to investor-initiated redemptions. See U.S. Prop. Inv., N.V., 1989 SEC No-Act. LEXIS 641 (May 1, 1989).

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 6

Second, the limitations of the redemption program, even if the redemption program has not been suspended and terminated, impose a number of other limitations that prevent the Units from being deemed “redeemable securities.”  Redemptions are subject to the following limitations:

•

While it is the intention of the Company to complete all Redemption Requests within sixty (60) days of receipt, this intention is limited as otherwise discussed herein, and there is no specific contractual obligation as to when such redemptions must be completed.

•

As described in the Offering Statement as filed on November 25, 2024, we are limited in any calendar quarter to redeem Units in an amount, on a net basis, of no more than 5% of aggregate NAV as of the last day of the previous quarter, which means that our redemptions will be limited to approximately 20% of our aggregate NAV in any 12 month period, with all classes of Units being treated as a single class. If redemptions do not reach the 5% limit in a calendar quarter, the unused portion generally will be carried over to the next quarter, but not any subsequent quarter, except that the maximum amount of redemptions during any quarter may never exceed 10% of the aggregate NAV as of the last day of the previous quarter.

•

If at any time the amount of Unreturned Capital Contributions associated with the Class A Units and Class B Units, in the aggregate, equal less than 20% of the total assets of the Company, the Company shall suspend processing Redemption Requests associated with Class A Units and Class B Units and extend the redemption date for such Units until such time as the Unreturned Capital Contributions associated with the Class A Units and the Class B Units in the aggregate exceeds 20% of the total assets of the Company.

•

Redemption Requests will generally be completed in the order received. If the Company does not completely satisfy a Redemption Request at the end of a quarterly period because of the limitations on repurchases, then the Company will treat the unsatisfied portion of the repurchase as a request for repurchase in the next quarter, unless the Redemption Request is withdrawn. At the beginning of the next quarter, Redemption Requests that were not satisfied during the previous quarter and that have not been withdrawn will be redeemed on a pro rata basis, prior to any new Redemption Requests.

•

Notwithstanding the foregoing, at any time, the Manager may prioritize Redemption Requests related to (and in the following order of priority): (a) repurchases upon the death of a Member; (b) repurchases in connection with a disability, as determined by the governmental agency responsible for reviewing the disability retirement benefits that the Member could be eligible to receive or determination of incompetence, processed in order of the date such disability or incompetence was determined; (c) repurchases in connection with required minimum distribution requirements for the Member, processed in order of the date the notice is received; and (d) any Redemption Request for less than 50,000 Units.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 7

•

If (i) the Company receives a Redemption Request from a Member (or group of affiliated Members) for an aggregate amount over $1 million, then the Company may, at the Manager's election, as determined in its sole discretion, complete any such Redemption Request in multiple quarterly payment intervals of $1,000,000 for each such payment date and (ii) if the Company has unfulfilled Redemptions Requests at any time for more than thirty percent (30%) of outstanding Units, or to the extent that the processing of Redemption Requests may otherwise be prohibited by law, then the Company may elect to (A) suspend processing of any additional Redemption Requests by Members in the order received; (B) extend the redemption date for all Members until such time as the Company has sufficient liquidity to complete such redemptions without causing a material adverse impact on the Company, as determined by the Manager in its reasonable discretion, with no requirement of the Company or the Manager to market or sell any investments or other assets at fire sale or discount prices to complete any outstanding Redemption Requests, (C) make payments, or prepayments as applicable, to Members who have submitted a Redemption Request, provided, however, that any such payments or prepayments during such extension shall be made in accordance with the distribution waterfall associated with the Net Cash Flow From Sale or Refinance instead of in the order received (subject to the Class Limitation); and (D) give notice to all Members that the Company is electing to take the actions set forth in subsections (A), (B) and (C) above.

•	No separate fund will be established to finance the purchase of Units pursuant to the redemption program.

These limitations are consistent with other circumstances in which the Staff has found the securities in question not to be “redeemable securities.”  See Cal. Dentists Guild Real Est. Mortg. Fund II, 1990 SEC No-Act. LEXIS 39 (Jan. 4, 1990); U.S. Prop. Inv., N.V., 1989 SEC No-Act. LEXIS 641 (May 1, 1989); Embarcadero Mortgage Fund I, publicly available November 5, 1986; Breen Mortgage Fund I, publicly available January 20, 1988.  In short, while the Company has generally honored Redemption Requests and intends to continue to do so, Members are not entitled to have their Units redeemed, and even if the redemption program has not been suspended or terminated, due to various limitations imposed by the program, are not entitled to redemption upon presentation of the security.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 8

Proportionate Share of Issuer’s Current Net Assets

The fact that the Company is not obligated to redeem any Units upon their presentation, as discussed above, should be dispositive of the issue. In addition, the Members are not entitled to their “approximat[e] ... proportionate share of the issuer’s current net assets” upon presentation of the Units to the Company. Members are entitled to the lesser of (i) the net asset value (“NAV”) per Unit as of the last day of the previous month, as calculated by our Manager and published on our website, or (ii) the then current offering price per Unit, if we are engaged in an offering. The Member will also receive upon repurchase with respect to any repurchased Units an amount equal to accrued but unpaid distributions, at the fixed Preferred Return, plus any profit participation through the preceding month end. These amounts are calculated as of the month end preceding the date on which the Company happens to complete the redemption request (generally expected to be within 60 days after the presentation of the Units, although this might be a longer period as described above), which is not the date on which the Member requests a redemption. So it is fair to say that the terms of the Units are that (a) a Member is not entitled to any payment upon the presentation of their Units and (b) the amount that will be received by them in exchange for the Units will not be equal to the fair value of the Units upon their presentation.

Accordingly, the terms of the Units do not include the Member being entitled to receive approximately their proportionate share of the issuer’s current net assets upon presentation, because of both (a) the restrictions (described above) on a Member’s ability to redeem at any particular time and (b) the amount of the redemption price not being equal to the Member’s approximate proportionate share of the Company’s current net assets when the Units are presented for redemption.

Face-Amount Certificates of the Installment Type

“Face-Amount Certificates of the Installment Type” are defined under Section 2(a)(15) of the Investment Company Act as “any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.” The Units do not meet this definition because there is nothing in the Units tying any payments to a date more than twenty-four months after the date of issuance.

Periodic Payment Plan Certificates

“Periodic payment plan certificates” are defined under Section 2(a)(27) of the Investment Company Act as “(A) any certificate, investment contract, or other security providing for a series of periodic payments by the holder, and representing an undivided interest in certain specified securities or in a unit or fund of securities purchased wholly or partly with the proceeds of such payments, and (B) any security the issuer of which is also issuing securities of the character described in clause (A) of this paragraph and the holder of which has substantially the same rights and privileges as those which holders of securities of the character described in said clause (A) have upon completing the periodic payments for which such securities provide.” The Units do not meet the definition of periodic payment plan certificates because while the Units do not provide for periodic payments (only the possibility of periodic payments), and do not represent an undivided interest in certain specified securities. The Company does not specify any securities which the Units are tied to, and the Company’s assets are in constant flux by the nature of the Company’s business.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 9

Subsections (A) and (B)

We do not believe the Company is exempt under subsection (A) or (B) of Section 3(c)(5). The Company is not primarily engaged in one or more of the following businesses: (A) purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; or (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services.

COMMENT:

7.

In your response to prior comment 20, you note that you intend to treat “mortgage interest receivable” and “mortgage loans receivable” as qualifying interests in the context of Section 3(c)(5)(C) of the Investment Company Act and include a citation to Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments (Investment Company Act Release No. 29778 (August 31, 2011)) (the “2011 Release”). The 2011 Release, however, refers to “loans or liens fully secured by real estate.” Please clarify how you define “mortgage interest receivable” and “mortgage loans receivable” in the context of Section 3(c)(5)(C) and whether they are the same as “loans or liens fully secured by real estate” as set forth in the 2011 Release and other applicable precedent.” For example, please explain why you record these assets as “receivables” and why you distinguish between loans and interest.

RESPONSE:

The balance sheet line item “Mortgage loans receivable, net” is the principal balance of the loans held on the Company’s balance sheet. In conformance with GAAP, this line item is “net” of loan origination discount points, allowance for loan losses and deferred interest. The balance sheet line item “Mortgage interest receivable” is the accrued interest owed to the Company on those same loans held on its balance sheet. In conformance with GAAP, a lender is required to report separately on its balance sheet the principal balance owed on its loans from the interest balance owed on those same loans. Both items are labeled “receivable” because both are owed to the Company. This would be in contrast to a line item labeled “payable”. For example, in the Liabilities section of the Company’s balance sheet, you will see an item labeled “Interest payable”. This is interest the Company owes to its bank lender, which, in accordance with GAAP, is also reported separately from “Line of credit, net” which is the principal balance owed to its bank lender. All of the Company’s loans, including the principal and interest to which it is entitled thereunder, are secured by first lien deeds of trust on real estate. Therefore, both “Mortgage loans receivable, net” and “Mortgage interest receivable” are the same as “loans or liens fully secured by real estate” as set forth in the 2011 Release and other applicable precedent.”

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 10

8.

COMMENT: In light of your response to prior comment 20, and subject to your response to question [4] above, please revise your risk factors to clearly state that you will treat real estate loans as qualifying interests only when they are fully secured by real estate. In addition, we note that your financial statements state that part of your business is “making and arranging various types of loans…all of which are or will be secured, in whole or in part, by real or personal property.” This is inconsistent with your response to prior comment 20, which states that “mortgage interest receivable” and “mortgage loans receivable” are fully secured by real estate. Please clarify which statement is correct and revise the Offering Statement accordingly.

RESPONSE:

We have updated our risk factor on page 16, which discusses how our reliance on certain exclusions from the Investment Company Act may impact certain investment decisions, to clearly state that you will treat real estate loans as qualifying interests only when they are fully secured by real estate

We have removed the reference to loans being secured by personal property. All of the Company’s loans are fully secured by real property. We do not engage in any loans that are secured by personal property.

Jeffrey Gabor/Isabel Rivera Office of Real Estate & Construction January 27, 2025 Page 11

Thank you for your consideration of the Company’s response to the Staff’s comments. If you have any questions regarding this response, please do not hesitate to contact me by phone at (503) 307-5732 or e-mail at apear@buchalter.com.  We welcome the opportunity to discuss any further concerns the Staff may have.

Best regards,

BUCHALTER
A Professional Corporation

Alison Pear
Shareholder

cc:	Alison Pear

EXHIBIT A

NAV Template

[Month, 202[ ]] NAV per Share

We provide below a breakdown of the major components of our NAV as of [Month], 202[ ]:

Components of NAV	As of [Month], 202[ ]	As of [Previous Month], 202[ ]
ASSETS
Cash and cash equivalents[1]	$	$
Mortgage interest receivable[2]
Mortgage loans receivable, net[3]
Real estate held for sale[4]
Other assets[5]
Total assets

LIABILITIES
Accounts payable and other accrued liabilities[6]
Servicer fees payable[7]
Interest payable[8]
Line of credit, net[9]
Total liabilities

Total net asset value
Number of outstanding Units[10]

(1)	This amount represents cash held on the last day of each month, after distributions have been made with respect to the Units for that month. The Company does not hold any cash equivalents.

(2)	Valued at the amount of accrued interest owed to the Company with respect to its Portfolio Loans.

(3)

Valued at the principal balance of the Portfolio Loans held by the Company. In conformance with GAAP, this line item is “net” of loan origination discount points, allowance for loan losses and deferred interest.

(4)

Real estate held for sale is valued at the lower of the new cost basis or fair value less estimated costs to sell. If the future undiscounted cash flows of real estate held for sale exceed the carrying value, the asset value is recaptured to the estimated fair value, not to exceed the original basis in the property after reversion. Valuations are periodically performed by management, at least annually.

(5)	Other assets consist of prepaid expenses, which are valued at the amount paid by the Company.

(6)	Accounts payable and other accrued liabilities consist of accounting fees payable, hazard insurance payable, and loan payoff refund amounts due borrowers.

(7)	Servicer fees payable is valued as the amount of loan servicing fees accrued and payable to the Manager.

(8)	Interest payable is valued at the amount of accrued interest owed by the Company to its bank lender.

(9)	Line of credit, net, is value at the principal balance owed by the Company to its bank lender.

(10)	The Units issued and outstanding represent the amount of Units outstanding as of the last day of the month, prior to redemptions that are processed and effective as of that date.

NAV per Unit is equal for each Unit, regardless of Class. NAV per Unit as of [Month], 202[ ] was: $_______. Our Manager has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV, as described in greater detail above. The above methodologies generally assume that all Portfolio Loans will be paid to the Company as owed, and that liabilities of the Company will be paid to creditors as owed.

NAV is not a measure used under generally accepted accounting principles in the United States (“GAAP”), and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to shareholders’ equity or any other GAAP measure.

The Company only has one material type of asset, which is short-term (12-month maturity or less) first lien loans secured by real estate (“Portfolio Loans”). Because these Portfolio Loans are short-term and secured by real estate, in conformance with GAAP, the Company assumes the Portfolio Loans will be held to maturity and paid off in full at the time the real estate collateral is sold or refinanced. If the value of the real estate collateral were to decline below the value of the Portfolio Loans, in aggregate, then the NAV per Unit could be lower than if the Company assumed Portfolio Loans are held to maturity and paid off in full. To assess the sensitivity to this potential NAV adjustment, the Company performs a quarterly analysis of the value of its Portfolio Loans against the estimated value of the real estate collateral securing those loans.

As of the quarter ended September 30, 2024, the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was 64%. This compares to the year ended December 31, 2023 and 2022 when the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was also 64%. This suggests that the real estate collateral securing the company’s loans would need to decline by 36 percentage points before the NAV calculation would need to be adjusted lower. If the aggregate real estate collateral value were to fall below the aggregate value of Portfolio Loans, then the amount of such shortfall would be amortized evenly across all Units as an adjustment to the NAV calculation. During all quarters between March 31, 2009 (Company inception) through September 30, 2024 the real estate value securing the Company’s Portfolio Loans was sufficiently greater than the value of the Portfolio Loans requiring no such modification to the NAV calculation.

As with any real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given month, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

EXHIBIT B

IRON BRIDGE MORTGAGE FUND

(Unaudited)

ASSETS	Sep 30, 2024
Cash and cash equivalents	$10,000
Mortgage interest receivable	1,093,051
Mortgage loans receivable, net	127,877,243
Real estate held for sale	2,649,586
Other assets	2,221
Total assets	$131,632,101
LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and other accrued liabilities	$23,495
Servicer fees payable	324,999
Interest payable	151,881
Senior notes payable	-
Line of credit, net	62,369,977
Total liabilities	$62,870,352
Members’ equity	$68,761,749
Total liabilities and members’ equity	$131,632,101